UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

_____________________

FORM 6-K

Report of Foreign Private Issuer Pursuant to Rule 13a-16 or

15d-16 of the Securities Exchange Act of 1934

For the month of September 2024

Commission File Number: 001-39928

_____________________

Sendas Distribuidora S.A.

(Exact Name as Specified in its Charter)

Sendas Distributor S.A.

(Translation of registrant’s name into English)

Avenida Ayrton Senna, No. 6,000, Lote 2, Pal 48959, Anexo A

Jacarepaguá

22775-005 Rio de Janeiro, RJ, Brazil

(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F:   ☒      Form 40-F:   ☐

SENDAS DISTRIBUIDORA S.A.

PUBLIC-HELD COMPANY WITH AUTHORIZED CAPITAL

TAX ID (“Brazilian CNPJ/MF”) 06.057.223/0001-71

NIRE 3330027290-9

EXTRACT OF THE MINUTES OF THE MEETING OF THE BOARD OF DIRECTORS HELD ON SEPTEMBER 2ND, 2024.

1.                  Date, Time and Place: On September 2nd, 2024, at 9:00 a.m., virtually, and considered held at the registered office of Sendas Distribuidora S.A. ("Company"), located in the City of Rio de Janeiro, State of Rio de Janeiro, at Avenida Ayrton Senna, nº 6.000, Lote 2, Pal 48959, Anexo A, Jacarepaguá, Zip Code 22775-005.

2.                  Call notice and attendance: Call notice given in accordance with the rules of procedure and attendance by the totality of the members of the Board of Directors, provided that Mr. Enéas Cesar Pestana Neto abstained from voting in resolution 5.3.

3.                  Board: Chairman: Oscar de Paula Bernardes Neto; Secretary: Tamara Rafiq Nahuz.

4.                  Agenda: (i) Election of independent member of the Company's Board of Directors; (ii) Election of member of the Company's People, Culture and Remuneration Committee and of the Finance and Investment Committee; and (iii) Election of member of the Company's Audit Committee.

5.                  Resolutions: The members of the Board of Directors resolved as follows:

5.1. Election of an independent member of the Company's Board of Directors: The members of the Board of Directors, based on article 12, paragraph 1, of the Company's Bylaws and on the favorable recommendation of the Corporate Governance, Sustainability and Nominating Committee, decided unanimously and without reservations to approve the election of Mr. José Roberto Meister Müssnich, Brazilian citizen, married, business administrator, holder of identity card No. 20.048.723-35 SSP/RS and registered before the Tax ID (“CPF/MF”) under No. 164.206.830-68, with business address at Avenida Aricanduva, no. 5,555, Jardim Marília, City of São Paulo, State of São Paulo, Zip Code 03.527-904, as independent member of the Company's Board of Directors, with a term of office unified with the other members of the Board of Directors, ending at the Company's Annual General Meeting that approves the accounts for the fiscal year ending on December 31, 2024, in replacement of Mr. Luiz Nelson Guedes de Carvalho, Brazilian citizen, married, economist, holder of the identity card RG No. 35610554 SSP/SP, registered before the CPF/MF under no. 027.891. 838-72, with business address in the City of São Paulo, State of São Paulo, at Avenida Prof° Luciano Gualberto, 908, Edifício FEA3, Cidade Universitária (USP), Zip Code 05.508-010, in view of his resignation submitted on May 10, 2024, for health reasons, as already stated by the Board of Directors in the meeting held on May 16, 2024.

Based on the information received by the Company's management, it is hereby stated that Mr. José Roberto Meister Müssnich is in a position to execute, without any reservations, the clearance statement mentioned in article 147, paragraph 4, of the Brazilian Corporate Law and in article 2 of Annex K to the CVM Resolution No. 80, of March 29, 2022, as amended (“RCVM 80”), which will be filed at the Company's headquarters.

It is hereby stated that Mr. José Roberto Meister Müssnich will take office in the position for which he was elected within 30 days as of this date, by executing the respective instrument of investiture to be drawn up in the Company's proper book, accompanied by the mentioned clearance statement.

It is hereby stated that pursuant to article 17, I, of the Novo Mercado Regulations (Regulamento do Novo Mercado) and article 7, I, of Annex K of RCVM 80, the Company received the statement sent by the indicated for independent member of the Board of Directors attesting his compliance with the independence criteria established in the Novo Mercado Regulations and RCVM 80.

5.2. Election of member of the Company’s People, Culture and Remuneration Committee; and of the Finance and Investment Committee: Firstly, the members of the Board of Directors were informed of the resignation of Mr. Enéas Cesar Pestana Neto, Brazilian, cohabiting, businessman, bearer of identity card No. 11.383.698-3 and registered with CPF/MF under No. 023.327.978/40, with a business address at Avenida Aricanduva, No. 5,555, Jardim Marília, City of São Paulo, State of São Paulo, Zip Code 03.523-020, as member of the Company's People, Culture and Remuneration Committee.

The members of the Board of Directors unanimously approved, without reservations, based on the favorable recommendation of the Corporate Governance, Sustainability and Nominating Committee, the election of Mr. José Roberto Meister Müssnich, previously qualified, as member of the Company's People, Culture and Remuneration Committee; and of the Finance and Investment Committee, with a unified term of office with the other members of the mentioned committees, ending at the Annual General Meeting that approves the accounts for the fiscal year ending December 31, 2024.

5.3. Election of member of the Company's Audit Committee: The members of the Board of Directors unanimously approved, without reservations, based on the favorable recommendation of the Corporate Governance, Sustainability and Nominating Committee, the election of Mr. Enéas Cesar Pestana Neto, qualified above, as member of the Company's Audit Committee, with a term of office unified with the other members, ending at the Annual General Meeting that approves the accounts for the fiscal year ending December 31, 2024.

6.               Approval and execution: There being no further business to discuss, these minutes were drawn up, after which they were read, approved and signed by those present. Chairman: Mr. Oscar de Paula Bernardes Neto; Secretary: Ms. Tamara Rafiq Nahuz. Members of the Board of Directors attending: Oscar de Paula Bernardes Neto, José Guimarães Monforte, Andiara Pedroso Petterle, Belmiro de Figueiredo Gomes, Enéas Cesar Pestana Neto, Júlio Cesar de Queiroz Campos, Leila Abraham Loria and Leonardo Gomes Porciúncula Pereira.

Rio de Janeiro, September 2nd, 2024.

This minute is a true copy of the original drawn-up in the proper book.

_________________________________

Tamara Rafiq Nahuz

Secretary

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: September 2, 2024

Sendas Distribuidora S.A.

By: /s/ Vitor Fagá de Almeida

Name: Vitor Fagá de Almeida

Title: Vice President of Finance and Investor Relations

By: /s/ Gabrielle Helú

Name: Gabrielle Helú

Title: Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.